October 12, 2007

Alex Taylor
Chief Executive Officer
FGX International Holdings Limited
500 George Washington Parkway
Smithfield, RI 02917

> **Re:    FGX International Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed October 4, 2007**
> **File No. 333-139525**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization Table, page 32

1.     We noted the adjusted amounts you included in the table. We also note your discussion above that states the "As Adjusted" column reflects your capitalization as of June 30, 2007 with adjustments to reflect the receipt of the estimated net proceeds. Please revise your discussion to specifically explain each adjustment to your actual June 30, 2007 balances. Also, revise to disclose the shares excluded from the number of shares of your common stock outstanding as of June 30, 2007 to calculate your ordinary shares as adjusted shown in the table.

Description of Share Capital, page 124

2.     Please describe the one-third quorum requirements in Section 8.13 of Exhibit 3.2. Also, add any appropriate risk factors.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

3.      Please have your auditors revise their opinion to include a signed unrestricted audit opinion.

Note 3. Significant Accounting Policies, page F-7

4.      Revise to include a discussion regarding the pro forma balance sheet included on page F-3.

Exhibits

5.      We may have further comment after you file exhibit 5.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Julie Sherman at (202) 551-3640 or in her absence, Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters.  Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                                                Sincerely,


                                                Russell Mancuso
                                                Branch Chief

cc:     Donn A. Beloff, Esq.
        Brian J. Gavsie, Esq.